# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forward Industries, Inc., CIK 0000038264
CUSIP: 349862409
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 700 Veterans Memorial Highway, Suite 100, Hauppauge, New York (NY), 11788
Date of event which requires filing of this statement: 09/11/2025
Filed by CIK 0002017172
Persons authorized to receive notices and communications: Prat Vallabhaneni, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-819-8200; Laura Katherine Mann, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-819-8200; Erica Hogan, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-819-8200; White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10020, 212-819-8200

## Reporting persons
- Multicoin Capital Management, LLC (CIK 0002017172): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,406,639; sole dispositive power 0; shared dispositive power 12,406,639; aggregate amount beneficially owned 12,406,639 (14.1% of the class)
  Comment: * Includes 4,458,796 shares of Common Stock (as defined in Item 1) issuable upon exercise of the Lead Investor Warrants (as defined in Item 3); however, see the discussion of the Blocker (as defined in Item 3) in Item 3.
- Multicoin Capital Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 12,406,639; sole dispositive power 0; shared dispositive power 12,406,639; aggregate amount beneficially owned 12,406,639 (14.1% of the class)
  Comment: * Includes 4,458,796 shares of Common Stock issuable upon exercise of the Lead Investor Warrants; however, see the discussion of the Blocker in Item 3.
- Pyahm Samani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1,351,352; shared voting power 12,406,639; sole dispositive power 1,351,352; shared dispositive power 12,406,639; aggregate amount beneficially owned 13,757,991 (15.7% of the class)
  Comment: * Includes 4,458,796 shares of Common Stock issuable upon exercise of the Lead Investor Warrants; however, see the discussion of the Blocker in Item 3.
- Tushar Jain: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,406,639; sole dispositive power 0; shared dispositive power 12,406,639; aggregate amount beneficially owned 12,406,639 (14.1% of the class)
  Comment: * Includes 4,458,796 shares of Common Stock issuable upon exercise of the Lead Investor Warrant; however, see the discussion of the Blocker in Item 3.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Forward Industries, Inc.
Address of issuer's principal executive offices: 700 Veterans Memorial Highway, Suite 100, Hauppauge, New York (NY), 11788

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by:

(i) Multicoin Capital Management, LLC, a Texas limited liability company ("MCM LLC"); (ii) Multicoin Capital Master Fund, LP, a Cayman Islands limited partnership ("MCMF LP"); (iii) Pyahm Samani, a citizen of the United States of America ("Mr. Samani"); and (iii) Tushar Jain, a citizen of the United States of America ("Mr. Jain" and, together with MCM LLC, MCMF LP, and Mr. Samani, the "Reporting Persons").
Residence or business address: The address of the principal business and office of each of MCM LLC, Mr. Samani and Mr. Jain is 501 West Avenue, Suite 3901, Austin, TX 78701. The address of the principal business and office of MCMF LP is c/o Services Cayman Limited, P.O. Box 10008, Pavilion East, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.
Present principal occupation or employment:
MCM LLC's principal business is to serve as investment advisor to certain affiliated funds, including MCMF LP.

MCMF LP's principal business is to invest in securities and digital assets.

Mr. Samani's principal occupation is as an investor and to serve as manager of MCM LLC.

Mr. Jain's principal occupation is as an investor and to serve as manager of MCM LLC.
Criminal convictions in the last five years:
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.
Civil proceedings (securities laws) in the last five years: See Item 2(d) above.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 6, 2025, the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") with certain institutional accredited investors ("PIPE Investors"), pursuant to which, the Issuer agreed to issue and sell to the PIPE Investors, and each PIPE Investor, severally and not jointly, agreed to purchase from the Issuer, in a private placement, their respective portion of an aggregate of 77,144,562 shares of Common Stock, at an offering price of $18.50 per share, and their respective portion of pre-funded warrants (the "Pre-Funded Warrants") to purchase up to an aggregate of 12,031,364 shares of Common Stock (the "Private Placement"). The Private Placement closed on September 11, 2025. Capitalized terms used but not otherwise defined in this Item 3 shall have the meaning ascribed to such term in the Securities Purchase Agreement.

In connection with the Private Placement, MCMF LP acquired an aggregate of 7,947,843 shares of Common Stock (inclusive of the Lead Investor Shares (as defined below)) and Lead Investor Warrants (as defined below) to purchase up to 4,458,796 shares of Common Stock. Mr. Samani, through his personal investment vehicle, purchased an aggregate of 1,351,352 shares of Common Stock.

The Securities Purchase Agreement contains a beneficial ownership threshold that prohibits each PIPE Investor from subscribing to purchase Common Stock, when aggregated with all other Common Stock owned by such PIPE Investor (and any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person (as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") (each, an "Affiliate") or any "group" of which such PIPE Investor or any of its Affiliates is a member)), that would result in such PIPE Investor's beneficial ownership (as calculated in accordance with Section 13(d) of the Act and the rules and regulations promulgated thereunder) in excess of 9.99% of the issued and outstanding shares of Common Stock after giving effect to the PIPE.

In connection with the Private Placement, MCMF LP entered into a Lead Investor Agreement (the "Lead Investor Agreement") with the Issuer and another investor in the Private Placement, pursuant to which the Issuer agreed to issue MCMF LP on the Closing Date in addition to the securities acquired by MCMF LP pursuant to the Securities Purchase Agreement: (i) an aggregate number of securities (the "Lead Investor Shares"), at the election of MCMF LP, equal to 2% of the aggregate number of the securities issued in the Private Placement and (ii) an aggregate number of warrants to purchase an amount of shares of the Common Stock (the "Lead Investor Warrants") equal to 5% of the securities issued in the Private Placement. The Lead Investor Warrants carry an exercise price of one penny ($0.01) per share and shall be exercisable as follows: (1) one-third (1/3) of the Lead Investor Warrants shall be exercisable on and after the first date on which the closing trading price of the Issuer's Common Stock on its principal stock exchange is equal to or greater than 150% of the cash Per Share Purchase Price for 20 out of 30 trading days following the effectiveness of the Resale Registration Statement; (2) one-third (1/3) of the Lead Investor Warrants shall be exercisable on and after the first date on which the closing trading price of the Issuer's Common Stock on its principal stock exchange is equal to or greater than 200% of the cash Per Share Purchase Price for 20 out of 30 trading days following the effectiveness of the Resale Registration Statement; and (3) one-third (1/3) of the Lead Investor Warrants shall be exercisable on and after the first date on which the closing trading price of the Issuer's Common Stock on its principal stock exchange is equal to or greater than 250% of the cash Per Share Purchase Price for 20 out of 30 trading days following the effectiveness of the Resale Registration Statement. The Lead Investor Warrants include an exercise limitation that prohibits the holder from exercising the Lead Investor Warrants in an amount in excess of the specified ownership threshold of 9.99% of the issued and outstanding shares of Common Stock (the "Blocker"). The ability to exercise the Lead Investor Warrants at any given time is subject to the Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate. As a result of the Blocker, as of the date hereof, any attempted exercise of the Lead Investor Warrants beneficially owned by Reporting Persons will not be effected by the Company. Upon 61 days' prior notice to the Issuer, each holder of Lead Investors Warrant may increase or decrease the Blocker, provided that the Blocker in no event exceeds 19.99% of the issued and outstanding shares of Common Stock.

Pursuant to the Lead Investor Agreement, for so long as MCMF LP (and its Affiliates or any "group" of which MCMF LP or any of its Affiliates is a member) continues to beneficially own at least 5% of the Issuer's issued and outstanding shares of Common Stock, MCMF LP has the right to nominate one individual for election to the Board of Directors of the Issuer (the "Board"), who shall also be chairperson of the Board (such nominee, the "Investor Designee"), and the Issuer agreed to use its reasonable best efforts to cause the Investor Designee to be elected to the Board (including recommending that the Issuer's stockholders vote in favor of the election of the Investor Designee).

Pursuant to the Securities Purchase Agreement, on September 6, 2025, Mr. Samani entered into a Lock-Up Agreement (the "Lock-Up Agreement"), with respect to the Common Stock acquired by Mr. Samani in the Private Placement (the "Lock-Up Shares"), pursuant to which Mr. Samani agreed not to (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Lock-Up Shares, or any securities convertible into or exercisable or exchangeable for Shares or Pre-Funded Warrants, whether now owned or thereafter acquired by Mr. Samani or with respect to which Mr. Samani has or thereafter acquires the power of disposition (collectively, the "Lock-Up Securities"); (2) enter into any swap, hedge, Short Sale (as defined in the Securities Purchase Agreement) or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction is to be settled by delivery of Lock-Up Securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities, for a period ("Lock-Up Period") beginning on and including the date of such Lock-Up Agreement through and ending with respect to each Tranche (as defined below) upon the applicable Release Time (as defined below), subject to certain customary exceptions. With respect to Mr. Samani, the Lock-Up Securities will be released from the restrictions of such Lock-Up Agreement in two tranches (each, a "Tranche") as follows (each applicable date and time, a "Release Time"): (i) fifty percent (50%) of the Lock-Up Securities (the "First Tranche") will be released automatically and without further action of any person upon the earliest of the date that (a) one or more registration statements have been declared effective by the SEC registering the Lock-Up Shares for resale, (b) all of the Securities have been sold pursuant to Rule 144, or may be sold pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for the Issuer to be in compliance with the current public information requirements of Rule 144 or (c) following the one year anniversary of the Closing Date; and (ii) fifty percent (50%) of the Lock-Up Securities will be released 30 calendar days after the First Tranche.

In connection with the Private Placement, the Issuer and the PIPE Investors entered into a Registration Rights Agreement, dated September 6, 2025 (the "Registration Rights Agreement"), providing for the registration for resale of the shares of Common Stock issued in the Private Placement and the shares of Common Stock underlying warrants on an effective registration statement, pursuant to a registration statement (the "Resale Registration Statement") to be filed with the SEC no later than October 10, 2025. The Issuer has agreed to use commercially reasonable efforts to cause the Resale Registration Statement to be declared effective as promptly as possible, but in no event later than the fifth (5th) business day following its filing date (or, in the event of a review by the SEC, the seventy-fifth (75th) calendar day following the filing date), and to keep the Resale Registration Statement continuously effective from the date on which the SEC declares the Resale Registration Statement to be effective (or the Resale Registration Statement goes effective pursuant to its terms) until (i) the date on which the PIPE Investors shall have resold or otherwise disposed of all the Registrable Securities (as such term is defined in the Registration Rights Agreement) covered thereby, or (ii) the date on which the shares no longer constitute Registrable Securities (as defined in the Registration Rights Agreement) and may be resold by the PIPE Investors without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144 or any other rule of similar effect.

In connection with the Private Placement, MCMF LP executed and delivered a Lock-Up Agreement with respect to the Lead Investor Shares, the Lead Investor Warrants, and shares of Common Stock purchased pursuant to the Securities Purchase Agreement, as applicable, pursuant to which MCMF LP agreed not to, among other things, without the prior written consent of the Company, sell, transfer, pledge of otherwise dispose of such securities during the period beginning on and including September 6, 2025 for a period equal to (A) for the Lead Investor Shares, the shorter of (i) one year from the Closing Date or (ii) six months from the Closing Date if the VWAP of the Company's Common Stock is at least 150% of the Per Share Purchase Price for 20 out of 30 trading days, and (B) for shares purchased pursuant to the Securities Purchase Agreement or shares underlying the Lead Investor Warrants, six months following the effectiveness of the resale registration statement.

The foregoing descriptions of the Securities Purchase Agreement, the Lead Investor Agreement, and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

The shares of Common Stock directly held by Mr. Samani were purchased by him for an aggregate investment cost of $25,000,000 (including commissions and other fees). The source of funds used by Mr. Samani to purchase such shares of Common Stock was derived from his personal funds.

The shares of Common Stock directly held by MCMF LP were purchased by MCMF LP for an aggregate investment cost of $114,040,000 (including commissions and other fees). The source of funds used by MCMF LP to purchase such shares of Common Stock was derived from the working capital of MCMF LP.

No borrowed funds were used, other than borrowed funds used for working capital purposes in the ordinary course of business, for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

In connection with the Private Placement and MCMF LP's right to nominate an Investor Designee pursuant to the Lead Investor Agreement, MCMF LP nominated Mr. Samani as its initial Investor Designee, and on September 10, 2025, the Board appointed Mr. Samani to serve on the Board, effective immediately, until elections are held at the Issuer's next shareholder meeting. Mr. Samani will also serve as Chairman of the Board, effective upon appointment. Upon his appointment to the Board, Mr. Samani shall be entitled to insurance coverage applicable to directors and officers of the Issuer. In the event that a vacancy is created at any time by the death, disability, retirement, disqualification, resignation or removal (with or without cause) of the Investor Designee, MCMF LP shall have the right to designate a replacement to fill such vacancy and the Issuer shall cause such vacancy to be filled by the replacement so designated and the Board shall promptly elect such designee to the Board.

The Reporting Persons acquired the Common Stock described in this 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take or engage in various plans, actions or transactions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, disposing of shares of Common Stock, acquiring other financial instruments that are based upon or relate to the value of the Common Stock, selling or obtaining financing on some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Common Stock, or proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
MCM LLC, MCMF LP and Mr. Jain each beneficially own an aggregate of 12,406,639 shares of Common Stock (including 4,458,796 shares of Common Stock issuable upon exercise of the Lead Investor Warrants) (the "Subject Shares") which represent approximately 14.1% of the outstanding shares of Common Stock, based on 83,233,878 shares of Common Stock outstanding as of September 11, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on September 11, 2025, and assumes the exercise of the Lead Investor Warrants. Mr. Samani beneficially owns an aggregate of 13,757,991 shares of Common Stock (including 4,458,796 shares of Common Stock issuable upon exercise of the Lead Investor Warrants) which represents approximately 15.7% of the outstanding shares of Common Stock, based on 83,233,878 shares of Common Stock outstanding as of September 11, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on September 11, 2025, and assumes the exercise of the Lead Investor Warrants.

The Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by Fatemeh Z. Samani, the mother of Mr. Samani, and the shares of Common Stock owned by Christopher Klinvex, the future father-in-law of Mr. Samani.

Each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Mr. Samani may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) all of the shares of Common Stock directly held by him.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages and Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of the Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Persons or Mr. Samani in the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by such Reporting Persons and in the case Mr. Samani, Mr. Samani with respect to the shares directly held by him.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Item 3, 4, and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

The Reporting Persons may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock.

On September 12, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement among the Reporting Persons.

Exhibit 99.2 Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 8, 2025).

Exhibit 99.3 Lead Investor Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the SEC on September 8, 2025).

Exhibit 99.4 Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on September 8, 2025).

## Signatures
- Multicoin Capital Management, LLC: /s/ Pyahm Samani, Pyahm Samani/Manager (09/18/2025)
- Multicoin Capital Master Fund, LP: /s/ Pyahm Samani, Pyahm Samani/Manager of Multicoin Capital GP, LLC, Managing Member of Multicoin Capital Fund GP I, LLC, its General Partner (09/18/2025)
- Pyahm Samani: /s/ Pyahm Samani, Pyahm Samani (09/18/2025)
- Tushar Jain: /s/ Tushar Jain, Tushar Jain (09/18/2025)